UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for January, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | UPDATE ON THE LAKE CHARLES CHEMICALS PROJECT (LCCP) LOW-DENSITY POLYETHYLENE UNIT AND SASOL PUBLISHES PRODUCTION AND SALES METRICS FOR THE FINANCIAL HALF YEAR ENDED 31 DECEMBER 2019**

Sasol Limited
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary Share ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary Share ISIN code: ZAE000151817
("Sasol" or "the Company")

UPDATE ON THE LAKE CHARLES CHEMICALS PROJECT (LCCP) LOW-DENSITY POLYETHYLENE UNIT AND SASOL PUBLISHES PRODUCTION AND SALES METRICS FOR THE FINANCIAL HALF YEAR ENDED 31 DECEMBER 2019

LCCP Low-Density Polyethylene Unit update

At Lake Charles, we maintain our focus on safely improving productivity in the field and bringing the plants into beneficial operation. The project continued with its exceptional safety record with a recordable case rate of 0,10.

At the end of December 2019, engineering and procurement activities were substantially complete and construction progress was at 98%. Overall project completion was at 99% and capital expenditure amounted to US$12,5 billion.

An explosion and fire occurred at the low-density polyethylene (LDPE) unit on 13 January 2020. All employees and contractors are safe and accounted for. In line with standard safety protocols as well as the necessary regional requirements, the unit had to be made safe before re-entry of personnel into the affected area could be allowed. The area which is the subject of the explosion, is a high pressure section of the LDPE unit.

The investigation is underway to determine the cause, extent of the damage, and the scope and timeline of repair. Initial findings indicate the damage is limited to a small portion of the LDPE unit and, importantly, major equipment such as the compressors were unaffected. Parallel commissioning activities on the remainder of the LDPE unit will continue. The technology providers, licensors and other external experts are fully engaged and in addition, we have mobilized and dispatched a team of Sasol technical and operations experts to support the investigation team.

During the time of the delay in the LDPE unit start-up, the ethylene produced by the cracker and destined for the unit will be sold externally. The projected earnings for the LCCP complex in this financial year will only be impacted by the loss in the margin of ethylene to low-density polyethylene. In addition, the insurance process has been initiated and cover includes construction and commissioning activities. We expect to determine the repair scope and outage duration by the second half of February.

All previously commissioned units were unaffected and are operating to plan. The Ethoxylates, Ziegler and Guerbet plants are also unaffected and remain within cost and schedule as per our previous guidance.

Production and sales metrics for the financial half year ended 31 December 2019

Sasol has published its production and sales metrics for the financial half year ended 31 December 2019 on the Company´s website at www.sasol.com, under the Investor Centre section or via this URL: http://www.sasol.com/investor-centre/financial-reporting/business-performance-metrics.

Sasol expects a largely strong operational performance for the financial year ending 30 June 2020, with:

- The Mining business updating their full year forecasted productivity to 1 170 – 1 200 t/cm/s. This will however result in further external coal purchases of approximately 1,3 – 1,6 million tons during H2 FY20 to supplement the contracted Isibonelo volumes and enable recovery to desired stockpile levels;
- Gas production volumes from the Petroleum Production Agreement in Mozambique is expected to be 114 – 118 bscf, in line with previous market guidance;
- Secunda Synfuels Operations full year production is forecasted to be approximately 7,7 – 7,8 million tons, in line with previous market guidance;
- Natref is targeting production rates of above 600m³/h for the remainder of the year;
- Energy's sales volumes are on track to achieve previous market guidance of approximately 57 – 58 mm bbl for FY20;
- As previously communicated, ORYX GTL expects to achieve a utilisation rate of 55% – 60% for FY20 due to an extended planned shutdown during H2 FY20;
- In line with previous market guidance, Base Chemicals sales volumes (excluding Polymers US products) are expected to be 1 – 2% higher than the prior year, and the total sales volumes are expected to be 15 – 20% higher than the prior year; and
- Given the continuing macroeconomic headwinds and the softer outlook on global GDP growth in calendar year 2020, Performance Chemicals expects sales volumes for the full financial year to remain flat to slightly below the prior year's level (excluding LCCP). Total sales volumes for the business are expected to be 7 - 9% higher than the prior year.

24 January 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 January 2020

By: <u>/s/ M M L Mokoka</u>
Name: M M L Mokoka
Title: Company Secretary